

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2023

Yandai Wang
Chief Executive Officer
SOS Limited
Building 6, East Seaview Park
298 Haijing Road, Yinzhu Street
West Coast New District, Qingdoa City
Shandong Province 266400
People's Republic of China

> **Re: SOS Limited**
> **Form 20-F for the fiscal period ending December 31, 2020**
> **Filed May 5, 2021**
> **Form 20-F/A for the fiscal period ending December 31, 2020**
> **Filed October 12, 2021**
> **Form 20-F/A for the fiscal period ending December 31, 2020**
> **Filed January 7, 2022**
> **File No. 001-38051**
> **Form 20-F for the fiscal period ending December 31, 2021**
> **Filed May 2, 2022**

Dear Yandai Wang:

We have reviewed your February 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2022 letter.

Form 20-F for the fiscal period ending December 31, 2021

Introduction, page iii

1.   We note your response to prior comment 1 and your revised proposed disclosure. Provide risk factor disclosure to explain whether there are any commensurate laws or regulations in Macau which result in oversight over data security and explain how this oversight impacts your business and to what extent you believe you are compliant with the regulations or policies that have been issued. Please provide us with your proposed disclosure.

Item 3. Key Information, page 2

2.   We note your response to prior comments 2 and 6, including that in 2021, you completed several rounds of registered direct offerings, raising $585.6 million in proceeds, net of $40.4 million of issuance costs and that investors submitted funds to the bank accounts of its wholly owned subsidiaries, China SOS Ltd., incorporated in Hong Kong and SOS Information Technology New York Inc., incorporated in New York. Please address the following:

- Tell us and revise your disclosures accordingly, to discuss your basis for presenting total proceeds related to the 2021 registered direct offering of $1.388 billion as cash financing generated by SOS Ltd., China SOS Ltd., WFOE, and Subsidiaries Outside China in your Consolidating Statement of Cash Flows versus $626 million gross excluding $40.4 million of issuance costs allocated to your Subsidiaries in China.
- Tell us and revise your disclosures accordingly, to discuss why total net cash used in investing activities as presented in your Consolidating Statement of Cash Flows for total investment in equity of $750.1 million for SOS Ltd., China SOS Ltd., WFOE, Subsidiaries Outside China and Subsidiaries in China is greater than beginning total equity and total assets of $60.2 million and $69.8 million at December 31, 2020, $585.6 million in proceeds from registered direct offerings, cash used in operating activities of $225.5 million and net loss of $44 million.
- Revise your rollforward of "Investments in Subsidiaries outside China, WFOE and China SOS Ltd." to exclude intercompany cash transfers for the issuance of Class A Ordinary Shares and warrants. Please also explain how the balance of $517.8 million reconciles to total investments in Subsidiaries outside China, WFOE and China SOS Ltd of $749.5 million, prior to consolidating adjustments as presented in your Consolidating Balance Sheeting, including consideration of our comments above.
- Please confirm that the activity presented in the Consolidating Statements of Cash Flows represents cash activities and supplementally disclose non-cash activities as necessary.

Provide us with your proposed disclosure.

3.   We note your response to prior comment 4 and that no statutory resevse fund was provided despite profit recognition because you have not established or recognized any registered paid-up capital and you have no plan to distribute dividends for the periods presented. Please enhance your disclosure to clarify this requirement since you currently disclose that pursuant to the law applicable to China's foreign investment enterprises, an

operating entity that is a foreign investment enterprise in the PRC has to make appropriation from its after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund.   Please provide us with your proposed disclosure.

 You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance